JONES, WALKER, WAECHTER, POITEVENT, CARRERE & DENEGRE LLP

                                                       Edward B. Crosland, Jr.
                                                       Direct Dial 202-944-1101
                                                       Direct Fax 202-944-1109
                                                       ecrosland@joneswalker.com

                                November 25, 2005



Michael Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20549-0303

      Re:   FirstFed Bancorp, Inc., et al.
            Schedule 13E-3
            File No. 5-41864
            ------------------------------

            Schedule 14A
            File No. 0-19609
            ------------------------------

Dear Mr. Pressman:

      In response to the staff's comment letter dated November 23, 2005, enclosed are revised copies of the above-captioned filings. We are separately providing you by hand delivery paper copies of the filings which have been marked to indicate the changes made therein.

      Set forth below are our specific responses to the comments. The numbered paragraphs correspond to the numbered paragraphs in the November 23, 2005 comment letter.

Schedule 14A
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1.    Comment: We note your response to prior comment 2. You are making an offer
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      to all qualified holders. Any person otherwise satisfying the subchapter S requirements can become a qualified shareholder by purchasing 10,000 shares. Accordingly, it appears that you are making a general solicitation. The Rule 506 and Section 4(2) exemptions are not available when a general solicitation has been made. Please expand your analysis to explain why you believe these exemptions are available. If you continue to attempt to rely on Rule 506, please provide an analysis supporting your belief that you will be in compliance with Rule 506(b)(2)(ii).

Response: Although we do not believe that the private placement stock offering
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as proposed would constitute a general solicitation for the reasons outlined in our prior correspondence, we propose to establish November 30, 2005, as the record date for the offer. See "What is the

Michael Pressman, Esq.
November 25, 2005
Page 2

private placement" (page 5) and "Source and Amount of Funds For the Transaction" (page 33). As of that date no more than 35 of the company's stockholders of record would satisfy the "qualified stockholder" Subchapter S corporation definition. The revised proxy materials also disclose that the private placement stock offering will not commence until after the special meeting has been held and concluded.

Recommendation of the Board of Directors, page 29
-------------------------------------------------

2.    Comment: We note your response to prior comment 18. Please expand your
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      disclosure in "Cash merger consideration vs. market prices" to quantify the recent and historical trading prices which the board considered. Further, the disclosure under "Purchase prices paid" is unclear. The disclosure states that the board considered purchase prices in previous purchases but that the company has not repurchased any shares in more than two years. Please expand to clarify. For example, quantify the purchase prices the board considered and indicate when the repurchases were made.

Response: The disclosure under "Cash merger consideration vs. market prices" has
--------
been expanded to quantify trading prices considered by the board (page 29). The disclosure that the company has not repurchased any outstanding shares in more than two years is in response to Instruction 2 to Item 1014 and Item 1002(f) of Regulation M-A which requires disclosure of certain information regarding securities purchased during the past two years. The company has never made open market purchases, but did consider purchase prices paid in similar transactions by other issuers. The disclosure under "Purchase prices paid" (page 30) has been revised to disclose that the board considered such purchase prices in connection with its determination.

3.    Comment: We note your response to prior comment 19. Please relocate your
      -------
      discussion of the board's consideration of the Feldman Financial analysis to this section. It should be clear to investors how that discussion factored into the board's overall fairness determination.

Response: The section captioned "Board Consideration of Feldman Financial
--------
Analysis" has been relocated to this section. See page 33.

Feldman Financial Opinion, page 35
----------------------------------

4.    Comment: Please quantify the consideration received by Feldman Financial
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      and disclose whether any additional fees have been paid to during the preceding two years. Refer to Item 1015(b) of Regulation M-A.

Response: The consideration to be paid to Feldman Financial ($20,000) and the
--------
fact that no additional fees have been paid to Feldman Financial during the preceding two years has been disclosed hereunder. See page 34. Please note that under the section captioned "Management discussions" we also disclosed that Feldman Financial had not previously been engaged by the company or its subsidiary bank.

Michael Pressman, Esq.
November 25, 2005
Page 3

5.    Comment: Please discuss the "numerous assumptions" made for the discounted
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      cash flow analysis.

Response: The assumptions made for the discounted cash flow analysis have been
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disclosed. See page 36.

6.    Comment: Please provide a more detailed discussion of the "financial
      -------
      impact analysis" including quantification.

Response: A more detailed discussion of the "financial impact analysis"
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including quantification has been provided See page 36.

7.    Comment: We note your reference to information provided by management to
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      the adviser and your references elsewhere in the document to financial projections provided to the adviser. Disclose all financial projections provided by management. In addition, disclose and quantify (to the extent possible) the material assumptions underlying the financial projections.

Response: Financial projections provided by management have been disclosed, as
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well as material assumptions underlying the financial projections. See page 37.

Certain Effects of the Merger on our Stockholders, page 45
----------------------------------------------------------

8.    Comment: We note your response to prior comment 23. Please provide
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      information on the impact to each filing person's interest in the company's net book value and net earning in both dollar amounts and percentages.

Response: Information has been provided on the impact to each filing person's
--------
interest in the company's pro forma net book value and net earnings in both dollar amounts and percentages. See page 46.

Annual Report on Form 10-KSB and Other Information, page 77
-----------------------------------------------------------

9.    Comment: We note your response to prior comment 24. Please include your
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      most recent Forms 10-Q as appendices or explain why you believe they are not required.

Response: Quarterly Reports on Form 10-QSB for the fiscal quarter ended March
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31, June 30, and September 30, 2005, as well as the company's Current Report on
Form 8-K dated November 17, 2005, have been included as appendices in the amended proxy materials. See Appendices I-M added.

Michael Pressman, Esq.
November 25, 2005
Page 4

Closing Information
-------------------

Comment:  Please revise the Schedule 13E-3 in response to these comments.
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Response:  An amended Schedule 13E-3 is being filed in response to the staff's
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           comments.


                                                      Sincerely,



                                                      /s/Edward B. Crosland, Jr.

EBC/evg
Enclosures